Filed by SunTrust Banks, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: National Commerce Financial Corporation Exchange Act File Number of Subject Company: 001-16607

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF"), including future financial and operating results, SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SunTrust's and NCF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of SunTrust and NCF stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause SunTrust's and NCF's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

An Incomparable High-Growth Banking Franchise

May 10, 2004

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995.  Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. (“SunTrust”) and National Commerce Financial Corporation (“NCF”),
including future financial and operating results, SunTrust’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SunTrust’s and NCF’s management and are subject to significant risks and uncertainties.
Actual results may differ from those set forth in the forward-looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of SunTrust and
NCF stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effects on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally.  Additional factors that could cause SunTrust’s and NCF’s results to differ materially from those described in the forward-
looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the
Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov).  The forward-looking statements in this presentation speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

1

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia  30308, Attention:
Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis,
Tennessee  38159, Attention:  Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger.  Information regarding SunTrust’s directors and executive officers is available in the proxy statement filed with the Securities and Exchange
Commission by SunTrust on March 2, 2004, and information regarding NCF’s directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17,
2004.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

2

Transaction Summary

Implied Consideration Per Share                 $33.46 in value for each National Commerce share (1)

Stock / Cash Election                                                       Shareholders to elect between SunTrust common stock and cash subject to pro ration

Form of Consideration                                                   Approximately 74% stock / 26% cash (1)

Implied Aggregate Value                                           $6.98 billion (1)

        Stock component:                                                   Approximately 77.5 million SunTrust shares

        Cash component:                                                     Approximately $1.8 billion

Tax Structure                                                                                Tax-free reorganization (cash taxed as capital gains)

Accounting Structure                                                       Purchase

(1)   Based on SunTrust closing price of $66.88 on May 7, 2004 and 208.7 diluted shares outstanding.  Refer to Appendix for greater detail on calculation.

3

Transaction Summary

Walk-away/Caps/Collars                                                                     None

Termination Fee                                                                                              $280 million

National Commerce Board Representation           Four of 18

Due Diligence                                                                                                     Completed

Approvals                                                                                                                 Regulatory and shareholder approvals for
                                                                             SunTrust and National Commerce

Expected Closing                                                                                          4th Quarter 2004

4

Strategic Themes

Dramatically Broadens the “Best Footprint in Banking”

Franchise concentrated in high-growth Southeast

Highest growth markets for Top 20 banks

Five new high growth markets in the Top 25 in the Southeast

Complementary Business Models

Best of Breed retail model

Broader product and client resources

Combined Organization Poised for Accelerated Growth

SunTrust performance momentum and prospects

National Commerce brings proven capabilities and expertise

Significant business synergies

Attractive Financial Profile

Reasonable and achievable assumptions

5

“Best Footprint in
Banking”…”just got better”

“Best Footprint in
Banking”

Enhanced overall growth
rate

Expanded product offering
to be overlaid across
expanded customer bases/
distribution systems

SunTrust

National Commerce

Pro Forma Result

The acquisition of National Commerce represents much more than a logical geographic extension of SunTrust’s franchise

Large, high growth, MSA–
focused franchise

Entry into attractive new
markets—North Carolina

Minimal overlap

Strong retail franchise with
leading de novo / in-store
expertise

Small business

Commercial RE

Mortgage

Large
corporate/middle
market

Cash
management/trust

Asset management

Investment
banking/brokerage

Mortgage

Large retail franchise

Proven de novo growth
strategy

Entrepreneurial, high–
growth, revenue-based
culture

Focus on efficiency

Established/leadership
positions in high
growth markets

Greater capital
resources

Compelling Strategic Combination

6

WV
VA
TN
NC
SC
MS
AL
GA
FL
SunTrust
National Commerce

SUNTRUST

NATIONAL COMMERCE FINANCIAL

Makes Best Footprint Better

Financial scale

$25+bn market cap

$148bn assets

$97bn deposits

1,723 full-service offices in
11 states plus D.C.

#3 in market share in
Southeast

Top 5 rank in 20 of 25
largest high growth
markets in Southeast

Adds meaningful
presence in some of the
highest growth North
Carolina and South
Carolina markets

Solidifies positions in
Virginia and Tennessee

7

Highly Complementary Footprints

Source:  SNL Financial

Note:  * represents a limited presence.

Fastest growing Southeastern MSAs with greater than $5bn of deposits

Overlapping (O) /

MSA

Deposits

Rank

Deposits

Pop Growth

Inc Growth

1)

Naples

$

0.3

7

$7.0

19.0%

12.3%

2)

Orlando

5.8

1

22.5

14.3

13.4

3)

Fort Myers

1.1

2

7.4

12.8

9.1

O

4)

Atlanta

14.3

2

74.2

12.6

14.6

N

5)

Raleigh-Durham

2.6

2

15.4

11.0

16.9

6)

Fort Pierce

0.4

6

5.3

10.5

9.5

7)

Daytona Beach

1.4

3

7.5

10.3

10.5

8)

West Palm Beach

1.4

6

27.3

10.2

14.8

N

9)

Charlotte-Gastonia

1.4

5

67.1

10.1

17.3

10)

Sarasota-Bradenton

1.9

2

12.4

10.0

11.9

11)

Jacksonville

0.9

4

16.5

10.0

15.9

12)

Fort Lauderdale

2.1

5

28.0

9.2

13.6

13)

Melbourne-Titusville

0.8

3

5.3

8.7

10.4

14)

Washington, DC

11.7

3

104.1

8.4

12.2

15)

Tampa-St.Petersburg

4.7

3

36.0

8.1

14.2

16)

Miami

3.9

4

55.9

7.3

12.0

O

17)

Nashville

3.9

1

20.2

6.4

17.3

N

18)

Greensboro-Winston

2.1

3

21.9

6.0

12.3

O

19)

Richmond-Petersburg

3.2

4

27.8

5.9

14.4

20)

Columbia

7.3

5.8

14.0

N

21)

Greenville-Spartanburg

1.1

5

12.5

5.1

13.1

22)

Norfolk-Virginia Beach

2.0

4

14.1

4.2

12.7

23)

Charleston

5.5

4.2

13.9

O

24)

Knoxville

1.7

1

10.4

4.1

13.7

N

25)

Memphis

3.9

3

24.0

3.5

18.0

New (N) Markets

Pro Forma

Total MSA

8

2003-2008 Projected Weighted Average Population Growth (%)
SunTrust / National Commerce
Golden West
Washington Mutual
Wells Fargo
SouthTrust
Wachovia
Bank of America
BB&T
Northern Trust
Bank One
National Average
JP Morgan
US Bancorp
Citigroup
Marshall & Ilsley
Fifth Third
Bank of NY
M&T Bank
KeyCorp
PNC Financial
National City

High Growth Markets

Note:  Top 20 U.S. banks and thrifts by market cap as of May 7, 2004.  Weighted average based on MSA deposits.

Source:  SNL Financial

8.7

8.2

7.3

7.3

7.3

7.2

6.8

6.7

6.4

5.4

5.3

5.0

4.7

4.3

3.5

3.0

3.0

2.4

1.9

1.8

1.6

0.0

1.0

2.0

3.0

4.0

5.0

6.0

7.0

8.0

9.0

10.0

9

Highest growth markets for Top 20 banks and
in the Southeast

Arguably the “Best Footprint in Banking”

Market Expansion

New Market MSA Deposits for SunTrust by State

Target MSA Deposits

New Markets
for SunTrust

80.7%

Overlap with
SunTrust

19.3%

North
Carolina

57.2%

Tennessee

32.5%

South
Carolina

8.9%

West
Virginia

1.4%

Adds Some of the Highest Growth North Carolina and South Carolina Markets and Solidifies Virginia /
Tennessee Presence

(1) Represents Target MSAs where SunTrust does not currently have branches.

Source:  SNL Financial; Deposits as of June 30, 2003.

New Markets(¹)

                                                                                  Deposits               % of Total            Market                         # of                                               Household                Median
Rank                    MSA                                                                   ($mm)                  Deposits            Share                    Branches              Population              Income                      HHI

2003-2008 Growth

10

3

Memphis

$3,874

23.8

%

16.1

%

46

3.5

%

18.0%

$45,698

2

Raleigh-Durham

2,640

16.2

17.1

71

11.0

16.9

55,835

3

Greensboro-Winston

2,111

13.0

9.6

57

6.0

12.2

45,337

5

Charlotte-Gastonia

1,373

8.4

2.1

36

10.1

17.3

52,274

5

Greenville-Spartanburg

1,056

6.5

8.5

47

5.1

13.1

43,043

5

Asheville

279

1.7

9.3

10

5.6

13.2

40,741

6

Hickory-Morganton

235

1.4

6.0

5

6.1

12.4

42,329

7

Wilmington

169

1.0

5.0

7

9.8

14.8

44,035

MSA Weighted Average

6.6

15.7

47,600

U.S. Overall

5.3

13.6

46,868

0.25%
0.29%
0.31%
0.43%
0.28%
0.28%
0.27%
0.28%
0.24%
0.26%
3/31/2003
6/30/2003
9/30/2003
12/31/2003
3/31/2004
Net Charge-offs / Average Loans
NPLs / Loans

SunTrust
NATIONAL COMMERCE FINANCIAL

Overview of NCF Franchise

(1)

As of December 31, 2003

(2)

As of March 31, 2004.

(3)

Based on 2003 pre-tax income.

Loan Mix(1)

Deposit Mix(2)

Business Mix(3)

Financial Summary

Asset Quality

   $ millions                   2001                  2002               2003          CAGR

Yield:  5.52%

Cost 1.22%

$449.6 mm

Commercial

12%

1-4 Fam.

25%

Comm. RE

19%

Construc.

17%

HELOC

13%

Consumer

11%

Other

3%

Savings,
NOW, MM

37%

Consumer
Time

31%

Non-int.
Bearing

17%

Jumbo
CDs,
Brokered,
Foreign

15%

Traditional
Banking

90%

Financial
Enterprises

10%

11

Assets

$19,274

$21,472

$23,017

9.3

%

Net Loans

11,818

12,761

13,080

5.2

Deposits

12,619

14,495

15,550

11.0

GAAP Net Income

$225

$324

$312

17.8

GAAP EPS

1.09

1.55

1.51

17.7

Efficiency ratio

58.7

%

54.5

%

58.4

%

ROAA

1.3

1.6

1.4

ROATCE

18.8

24.7

21.6

Create “Best of Breed” Retail Model

National Commerce Expertise

Customized pricing strategy
based on market maturity

Industry leading
in-store strategy

Proven de novo expertise into
new markets

SunTrust’s Large Retail Franchise

Households Served                        3.8mm

Deposit Accounts                                4.3mm

Loan Accounts                                         2.3mm

Retail Branches                                     1,207

        In-store                                                  153

        ATMs                                                       2,235

Retail Deposits                                        $53.4bn

12

National Commerce’s In-store Model
Represents Strength for Combined Enterprise

8

4

Employees

2,000

400-500

Square feet

1

2.3

Visits per week

3 thousand

16 – 24 thousand

Traffic per week

36 Months

18 Months

Breakeven

$400,000

$225,000

Operating
Expenses

$1-2 million

$200,000

Capex

In a stand-alone
bank branch

With an In-store
Partner

De novo in-store branch meets 8,000 of our competitor’s
customers within 1 week

13

De novo
CCB MOE
Acquisition
$23,000
$15,500
$7,500
$846
1982
2000
2000
2003

SunTrust

National Commerce Financial

Target high-population, high growth MSAs

Partner with the store that has leading market share (#1 or #2), high weekly traffic volume and an excellent reputation for service and quality

Identify locations where “hub” branches will be easy to add

Train and incentivize the employees to sell

87% of total assets, excluding CCB merger, obtained via de novo growth equating to a 15% annualized de novo total asset growth

Strategy

Timeline

Start-up phase
Years 1—2

Deposits priced 50-100 bps above local
competition

Loan volumes are low and deposits are
reinvested in lower yielding investment
securities

ROA of 40-50 bps

ROE of 5-10%

Stage 1

High growth phase
Years 3—6

Deposit costs begin to decline

Loan volume increases

NIM expansion and improvement in
efficiency ratio

ROA of 1.00%-1.20%

ROE of 14%-17%

Stage 2

Mature phase
Years 7+

Deposit rates at market

Loan demand matches deposit growth

Branch has reached a steady-state growth

ROA of 1.50+%

ROE of 20+%

Stage 3

Source: National Commerce investor presentations

National Commerce Expansion History

Assets ($ millions)

18 Years

3 Years

National Commerce’s Retail Engine: De Novo
Branching Expertise

14

First Market Bank — Financial Summary

Source: Company documents, SNL Financial

1   Branch data as of December of the respective year

2   Data as of June 30 of the respective year

National Commerce’s Retail Engine: De Novo
Model In Practice

15

1999

2003

‘99

’03

CAGR

Branches

1

In

-

store

16

22

8.3

Traditional

6

8

7.5

Financial metrics

Loans ($mm)

$179.1

$582.4

34.5%

Deposits ($mm)

382.8

874.5

22.9

Fee revenue ($mm)

1.7

9.5

53.8

Net income ($mm)

1.0

10.2

78.7

ROAA (%)

0.17

0.94

ROAE (%)

2.2

14.4

Richmond MSA

2

First Market mkt share

2.4%

4.2%

Total MSA deposits ($mm)

$13,416

$19,278

9.5%

National Commerce’s De Novo Success Story –
Wal-Mart

Partnered with America’s #1 Retailer

Wal-Mart’s sales on one day last fall - $1.42 billion – were larger than the GDPs of 36 countries

Store traffic of 35,000 - 50,000 customers per week

National Bank of Commerce / Wal-Mart

18 North Georgia branches (2 “hubs”, 16 in-store)

$472 million in deposits

$112 million in loans

$0.03 per share annually for NCF

Opportunities for growth

Signed master agreement with Wal-Mart for major expansion

Have identified 70 locations (approximately 75% in Florida, 25% in Georgia)

Evaluating additional locations for growth

16

Complementary Commercial Capabilities

Significant commercial lending opportunity

Leading capabilities across all market segments

$10 - $50mm of revenue            National Commerce

$50 - $250mm of revenue          SunTrust

Highly significant middle market opportunity within
existing National Commerce banking footprint

Complementary credit cultures

17

Significant Middle Market Commercial
Opportunity

SunTrust Has Excellent Middle Market Capability ($50-250MM segment)

Market position – tied for 1st across its footprint in the number of primary bank relationships (40% increase from 2000 to 2002)

Number 1 in the proportion of lead customers citing bank as “above average or excellent”

Number 2 in the proportion of lead customers awarding the bank with “above average or excellent” satisfaction citations

High Potential
for Middle
Market
Commercial
Product and
Contribution
Growth

80% rank STI Account Officers’ overall performance “excellent” or above average” vs. peer norm of 74%

Deposits

Branches

New National Commerce MSAs

Raleigh-Durham-Chapel Hill

$

2.6

71

Memphis

3.9

46

Greensboro-Winston-Salem-High Point

2.1

57

Asheville

0.3

10

Greenville-Spartanburg-Anderson

1.1

47

Hickory-Morganton-Lenoir

0.2

5

Wilmington

0.2

7

Charlotte-Gastonia-Rock Hill

1.4

36

18

Source Note:  Findings cited are based on independent research conducted by a global financial services research firm; the survey data is based on more than 4,600 interviews with small businesses and 5,900 interviews with commercial & middle market firms in FL, GA, MD, TN, VA and the District of Columbia; qualified respondents are the primary decision maker of banking services within their firm.  Among small businesses, the respondents are typically the owner or president of the company;
among commercial/middle market firms, the respondent is generally the CFO or treasurer

▪

▪

($ in billions)
$80
$60
$40
$20
$0
22.2%
$30.0
$44.0
$45.5
$43.9
$66.8
Seix
$50.2
1999
2000
2001
2002
2003

600
500
400
300
200
100
0
263
299
350
400
479
1999
2000
2001
2002
2003

($ in millions)
Trust & Investment
Retail
$800
$600
$400
$200
$0
$593
$602
$594
$641
$664
1999
2000
2001
2002
2003

SunTrust

NATIONAL COMMERCE FINANCIAL

SunTrust’s Wealth Management Model
Represents Strength for Combined Enterprise

         Registered Representatives

                      Trusco AUM Growth

 Investment Management Income

Superb New Customer Sales and Retention

Financial metrics strong given performance of overall equity markets and when compared to peers

19

0.47%
0.49%
0.97%
STI
NCF
Top 10 Bank Median

0.41%
0.32%
0.84%
STI
NCF
Top 10 Bank Median

2.5x
2.7x
1.9x
STI
NCF
Top 10 Bank Median

•

•

•

SunTrust

NATIONAL COMMERCE FINANCIAL

Combines Compatible Credit Cultures

   NPAs / Total Loans + OREO

             NCOs / Average Loans

Note:  All financial data for full-year ended December 31, 2003.  Top 10 U.S. banks by market cap as of May 7, 2004.

Source:  SNL Financial

                        Reserves / NPAs

Conservative credit profile

Conservative risk tolerance

Best people / practices

20

| | SunTrust | National Commerce Financial |
|---|---|---|

SunTrust
National Commerce Financial

Combining Complementary Platform:
Accelerating Growth

21

Q103 to Q104 Growth

Net interest income

3.5%

7.7%

Non

-

interest income

16.7

6.5

Non

-

interest expense

9.1

2.3

Net income

14.0

12.5

Loans

7.3

12.9

Non

-

interest bearing deposits

12.1

13.5

| | SunTrust | National Commerce Financial |
|---|---|---|

SunTrust
National Commerce Financial

22

Combining Complementary Platforms:
Accelerating Performance

1Q04 Ratios

Net interest margin

3.13%

3.86%

Fee income ratio

40.6

35.5

E

fficiency

ratio

61.0

51

.5

NCOs / Average loans

0.30

0.28

B

usiness

S

egments

Leveraged for

E

conomic

T

urn

Comment

Corporate / Investment

Banking

Corporate lines utilization rate at all time low

Capital market capabilities

Private Client Services

Financial performance linked with improving

marke

ts

New business and retention strength

Expanded product capability

Treasury

Duration and portfolio yields poised for rising

rates

Growth in DDA accounts will prove more

valuable in higher

-

rate environment

23

SunTrust’s Core Strengths Leveraged For An
Improving Economy

Pro Forma Earnings Impact

Note:       Net income based on IBES mean EPS estimates.  2006E Net Income applies IBES mean long-term growth rate to 2005 values.

(1)

Purchase accounting adjustments include mark to market amortization / accretion and other transaction related income and expense adjustments.

(Dollars in millions)

2005E

2006E

SunTrust Net Income

$

1,582

$

1,722

National Commerce Net Income

425

473

     Total Net Income

$

2,007

$

2,194

Adjustments:

    After-tax Cost Savings

$

44

$

76

    Incremental Interest Expense

(42)

(41)

    Intangible Amortization, net

(21)

(22)

    Incremental Marketing Spend

(11)

(3)

    Purchase Accounting Adjustments

(1)

2

15

Pro Forma Net Income

$

1,980

$

2,219

24

Pro Forma EPS Impact

Note:       Based on IBES mean EPS estimates.  2006E EPS applies IBES mean long-term growth rate to 2005 value.

2005E

2006E

Pro Forma Diluted Shares Outstanding (mm)

361

361

Pro Forma GAAP EPS

$

5.48

$

6.15

SunTrust Standalone GAAP EPS

5.58

6.07

    Accretion / (Dilution)

(1.7)%

1.3%

Pro Forma Cash EPS

$

5.72

$

6.35

SunTrust Standalone Cash EPS

5.72

6.18

    Accretion / (Dilution)

0.1%

2.7%

25

Transaction Multiples

                                                                           Transaction(1)                      Precedent(2)

Market Premium         One Month Average                    22.6%                                       35.5%

2004E GAAP EPS                                                                                      18.3 x                                17.8 x

2004 PEG Ratio                                                                                                  1.6 x                                     1.8 x

Price / Stated Book Value                                                                   2.5 x                                   3.0 x

(1)

Based on indicated value per share of $33.46.

(2)

Represents median values for U.S. bank and thrift acquisitions since 1997 with aggregate transaction values greater than $2.0 billion.  Source: SNL Financial

13% IRR

26

Pro Forma Valuation Perspectives

GAAP                                                                                         $6.15                                                                                10.9 x

Cash                                                                                                6.36                                                                                 10.5

                                                                                                      2006 EPS                                                   2006 P/E Multiple(1)

                                    10%                                                                1.09x                    1.30                                  1.10                            0.95

                                    11                                  0.99

                                    12                                  0.91

                                                                          2006 GAAP
       Blended Growth Rate                       PEG Ratio                          High                     Median                         Low

2006 PEG of Southeast Peers

(1)

Based on SunTrust closing price on May 7, 2004 of $66.88.

27

Conservative Transaction Assumptions

Cost Savings                                       $117 million (pre-tax)
                                                                                          Phase-in schedule: 60% in 2005, 100% in 2006 and thereafter

Revenue Synergies                                None used in model

Identifiable Intangibles                       Core deposit intangible of 2.75% of NCF’s core deposits
                                                                                          amortized over 10 years using sum-of-the-years digits method

                                                                                          Other identifiable intangibles of $75 million amortized over 10 years
                                                                                          (straight-line)

Restructuring Reserve                        $245mm (pre-tax)

Cost of Debt                                                      3.5% (pre-tax)

Earnings                                                                Uses IBES mean estimates for 2005

                                                                                          Applies IBES long-term mean EPS growth rate of 11.2% for National
                                                                                          Commerce and 8.8% for SunTrust for 2006

28

Synergy Build-Up

(1)

Represents percentage of National Commerce’s 1Q 2004 annualized operating expenses of $590.2 million (excludes intangible amortization).

(2)

Represents percentage of SunTrust’s & National Commerce’s 1Q 2004 annualized operating expenses of $4,087 million (excludes intangible amortization).

(3)

Represents average value for U.S. bank and thrift acquisitions announced since 2001 with aggregate transaction values greater than $2.0 billion.

% of NCF

(Dollars in millions)

Expense Base

(1)

Personnel

$

12.6

2.1

%

0.3

%

Facilities / Branches

30.0

5.1

0.7

Operations / Technology

41.0

6.9

1.0

Line of Business

30.6

5.2

0.7

Other Operating Expenses

3.0

0.5

0.1

    Total

$

117.1

19.8

%

2.9

%

    Precedent Transactions

(3)

26.5

%

8.0

%

Pre-Tax

Synergies

Percent of

Combined

(2)

29

Very reasonable assumptions when compared to precedent transactions and branch proximity

Branch Proximity
SunTrust and National Commerce

Overlapping Branches                                 Within 0.5 Miles                                 Within 1.0 Miles

NCF # Branches(1)                                                                             77                                                                         139

Total NCF Deposits                                                                           $2.0 billion                                             $3.3 billion

% of NCF’s Total Deposits(2)                                             12.6%                                                             21.0%

Source:  SNL Financial

(1)  Total number of National Commerce branches that overlap with SunTrust branches.

(2)  Based upon March 31, 2004 deposits of $15.8 billion.

30

Compelling Strategic Combination

Dramatically Broadens the “Best Footprint in Banking”

Franchise concentrated in high-growth Southeast

Highest growth markets for Top 20 banks

Five new high growth markets in the Top 25 in the Southeast

Complementary Business Models

Best of Breed retail model

Broader product and client resources

Combined Organization Poised for Accelerated Growth

SunTrust performance momentum and prospects

National Commerce brings proven capabilities and expertise

Significant business synergies

Attractive Financial Profile

Reasonable and achievable assumptions

31

Appendix

Growth Opportunities

Retail

De novo branching

Wal-Mart

Deepen market share in existing and new markets

Product opportunities

Commercial

Commercial product penetration in attractive NCF markets ($50-250 million)

Improved penetration in SunTrust markets ($5-50 million)

Private Client Services

Full product set for NCF retail customers

Capitalize on institutional opportunities in NCF markets

33

Restructuring Reserve

(Dollars in millions)

Employee-Related

$

30.0

Operations

43.6

Facilities

5.6

Balance Sheet

96.7

Other

69.0

    Total

$

244.9

    As Multiple of Pre-Tax Cost Savings

2.1

x

Pre-Tax Charge

34

Mitigating Integration and Execution Risk

Leadership                                                                                                  Don Downing (EVP, Chief Strategic Officer, SunTrust)

                                                                                                                                      John Presley (EVP, Chief Financial Officer, National Commerce)

Achieving Cost Savings on Schedule                       Conservative base assumptions

                                                                                                                                  Potential for expedited close

                                                                                                                                  Integration team already in place

Systems Integration                                                                        Operate on similar platforms

                                                                                                                                 “Best of breed” for overlapping operations (mortgage)

Social Issues                                                                                           “Buy in” early in process from both senior teams

                                                                                                                                  Branch-based retail employees job assurances

Incorporating In-store Strategy                                         Target is leader in executing in-store strategy

                                                                                                                                  Opportunity to market SunTrust product suite

                                                                                                                                  Learning effects applied to SunTrust in-store effort

Customer Run-off                                                                              Proactive, pre-close marketing effort

Integration Issues                                                                                   Mitigating Factors

35

Integration Expertise – Huntington

Closed                                                          February 15, 2002

Smooth Integration

20 week planning and integration planning period

Built on highly successful One Bank integration and project experience

Telescoped time-frame & simultaneous divestiture confirm skill at complex integration

Achieved Cost Savings

$48 million

36% of estimated Huntington Florida

Cumulative phase-in:

Year 1  65%

Year 2  100%

Closed or consolidated 45 traditional / 35 in-store branches

Franchise

Net addition of 59 branches / 313 ATMs / 250,000 new clients

Retail, Commercial Banking and Private Services operations

$4.4 billion deposits / $2.6 billion loans

Customer Retention

Core retail household retention of 92% after one year

36

Precedent Transaction Comparison

37

Announce

Trans.

Price /

Target IBES

Purchase

Date

Buyer / Target

Value ($bn)

Forward EPS

EPS Growth

PEG

(1)

10-May-04

SunTrust / National Commerce

$

7.0

18.3

x

11.2

%

1.6

x

4-May-04

RBOS / Charter One

$

10.6

15.1

x

10.0

%

1.5

x

16-Feb-04

National City / Provident Financial

2.1

16.8

8.0

2.1

27-Oct-03

Bank of America / FleetBoston

49.3

18.9

9.0

2.1

21-Jan-03

BB&T / First Virginia Banks

3.4

17.4

7.5

2.3

21-May-02

Citigroup / Golden State Bancorp

5.8

11.7

10.0

1.2

25-Jun-01

Washington Mutual / Dime Bancorp

5.2

14.9

11.0

1.4

15-Apr-01

First Union / Wachovia

13.6

12.9

10.0

1.3

26-Jan-01

Royal Bank of Canada / Centura Banks

2.3

15.8

11.0

1.4

Median for Precedent Transactions

(2)

15.5

x

10.0

%

1.5

x

Average for Precedent Transactions

15.4

9.6

1.7

Source:  SNL Financial and FactSet

(1)

Represents purchase price / forward EPS to Target’s IBES estimated long-term EPS growth rate.

(2)

Represents bank acquisitions announced since January 1, 2001 with aggregate transaction values greater than $2.0 billion.  Excludes merger of equals.

Pro Forma Business Mix

   (1) Based on 2003 earnings before tax.

   (2) SunTrust’s retail, commercial and mortgage segments are included in the traditional banking segment.

38

Su

nTrust

National Commerce

Pro Forma

Loans

Commercial

34%

1-4 Fam.

21%

Comm. RE

11%

Construc.

5%

HELOC

8%

Consumer

14%

Other

7%

Commercial

12%

1-4 Fam.

25%

Comm. RE

19%

Construc.

17%

HELOC

13%

Consumer

11%

Other

3%

Commercial

31%

1-4 Fam.

21%

Comm. RE

12%

Construc.

7%

HELOC

9%

Consumer

14%

Other

6%

Yield:  4.52%

Yield:  5.52%

Yield:  4.66%

Deposits

Savings,

NOW,

MM

50%

Non-int.

Bearing

25%

Jumbo CDs,

Brokered,

Foreign

16%

Consumer Time

9%

Savings,

NOW,

MM

37%

Non-int.

Bearing

17%

Jumbo CDs,

Brokered,

Foreign

15%

Consumer

Time

31%

Savings,

NOW, MM

48%

Non-int.

Bearing

24%

Jumbo CDs,

Brokered,

Foreign

16%

Consumer Time

12%

Cost:  0.79%

Cost 1.22%

Cost:  0.86%

Business Mix

1

Traditional

Banking

71%

Corp & Inv

Banking

18%

PCS

10%

Other

2%

2

Traditional Banking

90%

Financial Enterprises

10%

Traditional Banking

74%

Corp & Inv

Banking

15%

PCS

8%

Financial Enterprises

2%

Other

1%

2

$1,954.2 mm

$449.6 mm

$2,403.7 mm

2

Pro Forma Balance Sheet

SunTrust

NCF

Combined

(1)

Assets

Cash Equivalents

$4,695

$628

$5,323

Securities and Trading Assets

28,262

6,475

34,736

Gross Loans and HFS

85,065

13,696

98,761

Allowance for Loan Losses

(943)

(173)

(1,116)

Goodwill

1,080

1,090

2,170

Amortizable Intangibles (ex. MSRs)

175

159

333

Other Assets

6,911

1,164

8,075

Total Assets

$125,245

$23,039

$148,283

Liabilities

Deposits

$80,870

$15,791

$96,661

Borrowings

28,156

3,827

31,983

Other Liabilities

6,129

621

6,750

Total Liabilites

$115,154

$20,240

$135,394

Shareholders' Equity

Realized Equity

$8,309

$2,785

$11,094

Other Comprehensive Income

1,782

14

1,795

Total Shareholders' Equity

$10,090

$2,799

$12,889

Total Liabilities and Shareholders' Equity

$125,245

$23,039

$148,283

As of March 31, 2004

39

(1)

Excludes any purchase accounting or transaction adjustments.

National Commerce Historical Income Statement

40

($ in millions)

Y-o-Y

2000

2001

2002

2003

1Q2003

1Q2004

Growth

Income Statement

Interest Income

$

938.0

$

1,222.9

$

1,130.5

$

1,054.1

$

263.4

$

260.5

(1.1)%

Interest Expense

(517.2)

(571.8)

(396.9)

(314.6)

(85.9)

(69.5)

(19.2)

Net Interest Income

420.8

651.1

733.6

739.5

177.4

191.1

7.7

Provision for Losses

(16.5)

(29.2)

(32.3)

(48.4)

(7.7)

(12.1)

57.3

Non-Interest Income

185.0

310.2

369.0

451.0

102.1

109.0

6.7

Securities Gains/Loss

4.5

6.6

11.5

3.8

2.5

10.9

     NM

Total Income

593.8

938.7

1,081.8

1,145.8

274.4

298.9

8.9

Non-Interest Expense

(513.9)

(580.0)

(607.8)

(724.4)

(180.1)

(163.7)

(9.1)

Net Income before Tax

79.9

358.7

474.0

421.4

94.2

135.2

43.4

Net Income

$ 45.3

$ 225.3

$ 323.6

$ 311.7

$ 64.1

$ 90.2

40.8

%

Selected Ratios

Effective Tax Rate

43.3

%

37.2

%

31.7

%

32.0

%

32.0

%

33.3

%

ROAA

0.4

1.3

1.6

1.4

1.2

1.6

Net Interest Margin

4.0

4.4

4.3

3.9

4.0

3.8

ROAE

3.0

9.3

12.6

11.5

9.5

13.0

Fee Income Ratio

30.5

32.3

33.5

37.9

36.5

36.3

Cash Efficiency Ratio

48.1

46.4

47.1

49.0

50.3

48.1

National Commerce Historical Balance Sheet

41

($ in millions)

Y-o-Y

2000

2001

2002

2003

1Q '03

1Q '04

Growth

Balance Sheet

Cash and Investments

$

5,024

$

5,379

$

6,450

$

7,684

$

7,275

$

7,136

(1.9)%

Gross Loans

11,008

11,871

12,494

13,035

11,882

13,419

12.9

Loan Loss Reserves

(144)

(156)

(163)

(170)

(163)

(173)

6.5

Net Loans

10,865

11,818

12,761

13,080

12,126

13,523

11.5

Intangibles

1,222

1,198

1,314

1,258

1,298

1,249

(3.8)

Assets

17,746

19,274

21,472

23,017

21,722

23,039

6.1

Deposits

$

11,980

$

12,619

$

14,495

$

15,550

$

14,926

$

15,791

5.8

%

Borrowings

2,901

3,488

3,617

4,251

3,364

3,827

13.8

Liabilities

15,331

16,576

18,551

20,236

18,787

20,240

7.7

Equity

$

2,365

$

2,455

$

2,682

$

2,781

$

2,696

$

2,799

3.8

%

Selected Ratios

TCE/TA

6.92

%

6.96

%

6.79

%

7.00

%

6.85

%

7.11

%

Tier 1 Risk Capital Ratio

9.52

11.04

10.87

11.03

10.50

10.95

Risk-Based Capital Ratio

10.79

12.25

12.00

12.10

11.57

12.02

NPA/Loans

0.14

0.31

0.52

0.49

0.57

0.48

NCOs/Average Loans

0.20

0.22

0.26

0.32

0.25

0.28

Loans/Deposits

90.7

93.7

88.0

84.1

81.2

85.6

NCF Shareholder Pro Ration Mechanism
Example

42

Total Consideration

Approximatey $1.8 billion in cash

Approximatey 77.5 million in SunTrust shares

SunTrust Five-Day Average Closing Price Before Consumation

May 7th Closing Price

May 4th Closing Price

$

65.00

$

66.88

$

69.70

$

72.00

Total Deal Value ($bn)

$

6.8

$

6.9

$

7.2

$

7.4

Per NCF Share

$

32.76

$

33.46

$

34.50

$

35.36

Implied Stock / Cash Mix

74 / 26

74 / 26

75 / 25

76 / 24

Election Example - Per Share

-100% Stock

0.504

x

0.500

x

0.495

x

0.491

x

-100% Cash

(1)

$

32.76

$

33.46

$

34.51

$

35.36

-Full pro ration

$8.625 / 0.3713 x

$8.625 / 0.3713 x

$8.625 / 0.3713 x

$8.625 / 0.3713 x

(1)

Represents sum of $8.625 plus 0.3713 times the five-day average closing price before consummation.